Mail Stop 4563

December 5, 2006

Edwin J. McGuinn, Jr.
Chief Executive Officer
MRU Holdings Inc.
1114 Avenue of the Americas
30th Floor
New York, NY 10036

        Re: MRU Holdings Inc.
                Registration Statements on Form S-3
                Filed November 9, 2006
                File No. 333-138558; -138559

Dear Mr. McGuinn:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on both Filings

1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2. Please provide the staff with details regarding the sale or issue of the warrants issued to Nomura and to the placement agents. Please provide details regarding the exercise price, and at what point the warrants became exercisable. Please also detail, the exemption from registration that you relied upon for the sale/grant of

the warrants and the exemption or registration that you are relying upon for the exercise of the warrants. Provide similar information regarding the sale and exemptions relied upon for the sale of the warrants and the Series B Convertible Preferred shares.

Selling Shareholders, page 6 of both Filings

3. Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

4. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

5. If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating that those broker-dealer affiliates:

- purchased the securities in the ordinary course of business; and
- at the time of the purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates *are* underwriters. Please revise accordingly, or tell us why you don't believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

CC: Fax No. 212 548-2175
       Louis Zehil, Esq
       McQuireWoods LLP
       1345 Avenue of the Americas
       7th Floor
       New York, NY 10105-0106